UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2003

COMMISSION FILE NUMBER: 000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of Registrant’s Name into English)

5985 MCLAUGHLIN ROAD
MISSISSAUGA, ONTARIO L5R 1B8
CANADA

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .)

6-K ITEMS

1.	Attached hereto as Exhibit 1 is the Third Quarter Report to Shareholders sent to shareholders of the Registrant.

2.	Attached hereto as Exhibit 2 is the Press release of the Registrant, dated November 6, 2003, announcing the Registrant’s financial results for the period ended September 30, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE
(Registrant)

By:	/s/ Jonathan Lundy

	Name:	Jonathan Lundy
	Title:	Vice President, General Counsel
and Corporate Secretary

Dated:   November 25, 2003

EXHIBIT INDEX

(1)	Third Quarter Report to Shareholders

(2)	Press release of the Registrant, dated November 6, 2003, announcing the Registrant’s financial results for the period ended September 30, 2003